Exhibit 99.1

Item 1:     Relationship of Reporting Person(s) to Issuer
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Reporting Person Isaac Perlmutter is a member of a filing group that includes the following:

(a) Isaac Perlmutter, a Director, Officer (Vice Chairman) and 10% beneficial owner of the Issuer.

(b) Object Trading Corp. a Delaware corporation ("Object"). Object is a 10% beneficial owner of the Issuer. Isaac Perlmutter is the sole stockholder of Object.

(c) Zib, Inc., a Delaware corporation ("Zib"). Zib is a 10% beneficial owner of the Issuer. Isaac Perlmutter is a trustee and sole beneficiary of the Trust (see item (d) below), the sole stockholder of Zib.

(d) Isaac Perlmutter Trust 01/28/1993, a revocable Florida trust (the "Trust"). Isaac Perlmutter is a trustee and the sole beneficiary of the Trust. The Trust is an indirect 10% beneficial owner of the Issuer as the sole stockholder of Zib.